Variable Life Insurance Company	John Hancock Place Boston, Massachusetts 02117 (800) 732-5543

INSURED	John Hancock	TOTAL SUM INSURED AT ISSUE	$200,000

POLICY NUMBER	9-000001	DATE OF ISSUE	September 1, 1996

DEATH BENEFIT	OPTION A: (See Section 4)

PLAN	FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

INDIVIDUAL VARIABLE LIFE INSURANCE

The John Hancock Variable Life Insurance Company (“the Company”) agrees, subject to the conditions and provisions of this policy, to pay the Death Benefit to the Beneficiary upon the death of the Insured if such death occurs while the policy is in full force, and to provide the other benefits, rights, and privileges of the policy. The Death Benefit (see Section 4) will be payable, subject to the “Deferral of Determinations and Payments” provision, on receipt at the Home Office of the Company of due proof of the Insured’s death.

The policy, which includes any Riders which are a part of the policy on delivery, is issued in consideration of the application and payment of the Minimum Initial Premium.

The policy Specifications and the conditions and provisions on this and the following pages are part of the policy.

THE POLICY IS A LEGAL CONTRACT BETWEEN THE OWNER AND THE COMPANY. READ YOUR POLICY CAREFULLY.

Signed for the Company at Boston, Massachusetts:

PRESIDENT	SECRETARY

Variable Life Insurance policy

Flexible Premiums

Death Benefit payable at death of Insured

Not eligible for dividends

Benefits, premiums, and the policy class are shown in the Specifications Section of the policy.

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Death Benefit while the policy is in full force during the Guaranteed Death Benefit Period shown on page 3, measured from the Date of Issue, provided that premiums are paid on a timely basis and other conditions are met as described in Sections 4 and 6.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, the policy shall be deemed void from the beginning. Any premium paid on this policy will be refunded within 10 days after timely receipt from the Owner of appropriate written notice (including the surrendered policy, if it has been delivered) exercising the rights described above.

Form MVLII96	V0196A

	Policy Provisions		Alphabetical Guide

	Section		Section
1.	Policy Specifications	8.	Account Value

2.	Table Of Rates	14.	Allocation To Subaccounts

3.	Definitions	16.	Annual Report To Owner

4.	Death Benefit	23.	Assignment

5.	Payments	12.	Basis of Computations

6.	Guaranteed Death Benefit Funding Requirement	9.	Charges

7.	Grace Period	22.	Claims Of Creditors

8.	Account Value	27.	The Contract

9.	Charges	4.	Death Benefit

10.	Loans	21.	Deferral Of Determinations And Payments

11.	Surrenders and Withdrawals	3.	Definitions

12.	Basis of Computations	7.	Grace Period

13.	Separate Account and Fixed Account	6.	Guaranteed Death Benefit Funding Requirement

14	Allocation To Subaccounts	24.	Incontestability

15.	Investment Policy Change	19.	Interest On Proceeds

16.	Annual Report To Owner	15.	Investment Policy Change

17.	Reinstatement	10.	Loans

18.	Owner and Beneficiary	25.	Misstalements

19.	Interest On Proceeds	18.	Owner and Beneficiary

20.	Transfer of Assets to Fixed Account	5.	Payments

21.	Deferral Of Determinations And Payments	1.	Policy Specifications

22.	Claims Of Creditors	17.	Reinstatement

23.	Assignment	13.	Separate Account and Fixed Account

24.	Incontestability	28.	Settlement Provisions

25.	Misstatements	26.	Suicide Exclusion

26.	Suicide Exclusion	11.	Surrenders And Withdrawals

27.	The Contract	2.	Table Of Rates

28.	Settlement Provisions	20.	Transfer of Assets to Fixed Account

1. POLICY SPECIFICATIONS

Insured	John Hancock	Plan: Flexible Premium Variable Life

Issue Age	45	Policy Number 9-000001

Sex	M

Premium Class	Select	Date of Issue September 1, 1996

Death Benefit Option	Option A: Level Death Benefit (see Section 4)

Sum Insured
Basic Sum Insured at Issue	$1,00,000
Additional Sum Insured at Issue	$100,000

Total Sum Insured at Issue	$200,000

Premiums

ANNUAL PREMIUMS
Planned Premium	$3,000
Target Premium	$2,000
Guaranteed Death Benefit Premium	$2,500

Billing Interval: [Annual]

Guaranteed Death Benefit Period: [Five Years]

3	V0396A

1. POLICY SPECIFICATIONS, continued

A. Current Policy Charges*

Current Deductions from Premium Payments

Sales Charge Policy Years 1-10	6% up to Target Premium, 0% of Excess Premium

Policy Years 11 and after	0% up to Target and Excess Premium

State Premium Tax Charge	2.35% up to Target and Excess Premium for all Policy Years

Federal DAC Tax Charge	1.25% up to Target and Excess Premium for all Policy Years

Current Deductions from Account Value

Sales Charge Policy Years 1-5	$.30 per $1000 per month of Basic Sum Insured

Administrative Charge	$6.00 per month for all Policy Years.

Issue Charge	$20.00 per month for first Policy Year plus $.03 per $1,000 of Basic Sum Insured at Issue deducted for first 5 Policy Years.

Cost of Insurance	Determined in accordance with Section 9, and deducted each month for all Policy Years.

Current Deductions from Separate Account

Mortality and Expense Risk Charge	.600 of Account Value (deducted daily at a rate of .001639% for all Policy Years)

*	We reserve the right to change the amount or percentage of any of these charges, but no charge will exceed the amount or percentage shown in the Table of Maximum Policy Charges shown on page 3B.

3A	V3A96A

1. POLICY SPECIFICATIONS, continued

B. Maximum Policy Charges

Maximum Deductions from Premium Payments

Sales Charge Policy Years 1-10	6% up to Target Premium, 0% of Excess Premium

Policy Years 11 and after	3% up to Target Premium, 3% of Excess Premium

State Premium Tax Charge	2.35% up to Target and Excess Premium for all Policy Years

Federal DAC Tax Charge	1.25% up to Target and Excess Premium for all Policy Years

Maximum Deductions from Account Value

Sales Charge Policy Years 1-5	$.30 per 1000 per month of Basic Sum Insured

Administrative Charge	$8.00 per month for all Policy Years.

Issue Charge	$20.00 per month for first Policy Year plus $.03 per $1,000 of Basic Sum Insured at Issue deducted for first 5 Policy Years.

Cost of Insurance	Determined in accordance with Section 9, and deducted each month for all Policy Years; see Table of Rates, Section 2, for Maximum Monthly Rates used to determine Cost of Insurance.

Maximum Deductions from Separate Account

Mortality and Expense Risk Charge	.90% of Account Value (deducted daily at a rate of .0024548% for all Policy Years)

3B	V3B96A

2. TABLE OF RATES

Rate Table

Age	Maximum Applied Monthly rates per $1,000 of Net Amount at Risk	Death Benefit Factors	Corridor Factors
35	0.141	4.2907	2.50
36	0.148	4.1482	2.50
37	0.157	4.0105	2.50
38	0.167	3.8777	2.50
39	0.179	3.7496	2.50
40	0.191	3.6262	2.50
41	0.206	3.5073	2.43
42	0.221	3.3929	2.36
43	0.239	3.2827	2.29
44	0.256	3.1767	2.22
45	0.277	3.0745	2.15
46	0.300	2.9762	2.09
47	0.324	2.8817	2.03
48	0.350	2.7907	1.97
49	0.379	2.7031	1.91
50	0.410	2.6189	1.85
51	0.447	2.5378	1.78
52	0.490	2.4599	1.71
53	0.537	2.3851	1.64
54	0.593	2.3134	1.57
55	0.654	2.2448	1.50
56	0.722	2.1791	1.46
57	0.794	2.1162	1.42
58	0.873	2.0560	1.38
59	0.961	1.9983	1.34
60	1.059	1.9431	1.30
61	1.169	1.8903	1.28
62	1.294	1.8398	1.26
63	1.437	1.7916	1.24
64	1.599	1.7457	1.22
65	1.778	1.7020	1.20
66	1.971	1.6605	1.19
67	2.181	1.6211	1.18
68	2.407	1.5835	1.17
69	2.653	1.5477	1.16
70	2.933	1.5136	1.15
71	3.302	1.4811	1.13
72	3.618	1.4507	1.11
73	4.042	1.4216	1.09
74	4.521	1.3943	1.07

On a policy anniversary, “age” means the age of the Insured at his or her birthday nearest that date. That “age” will apply until the next anniversary.

Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker Mortality Tables.

4	V0496A

2. TABLE OF RATES, continued

Rate Table (continued)

Age	Maximum Applied Monthly rates per $1,000 of Net Amount at Risk	Death Benefit Factors	Corridor Factors
75	5.037	1.3688	1.05
76	5.590	1.3449	1.05
77	6.175	1.3225	1.05
78	6.787	1.3014	1.05
79	7.440	1.2815	1.05
80	8.162	1.2626	1.05
81	8.973	1.2447	1.05
82	9.898	1.2277	1.05
83	10.952	1.2118	1.05
84	12.118	1.1971	1.05
85	13.375	1.1835	1.05
86	14.699	1.1709	1.05
87	16.081	1.1593	1.05
88	17.497	1.1484	1.05
89	18.966	1.1381	1.05
90	20.512	1.1282	1.05
91	22.165	1.1183	1.04
92	23.987	1.1084	1.03
93	26.066	1.0980	1.02
94	28.784	1.0869	1.01
95	32.818	1.0748	1.00
96	39.643	1.0616	1.00
97	53.066	1.0476	1.00
98	85.527	1.0334	1.00
	165.340	1.0198	1.00

On a policy anniversary, “age” means the age of the Insured at his or her birthday nearest that date. That “age” will apply until the next anniversary.

Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker Mortality Tables.

4A	V04A96A

3. DEFINITIONS

The term “Account Value” is as defined in Section 8.

The term “Age” means on any policy anniversary, the age of the person in question at his or her birthday nearest that date.

The term “Annual Processing Date” means every 12th Processing Date starting with the Processing Date next after the Date of Issue.

The term “Excess Premium” means that portion of the total Premiums received during any Policy Year that exceeds the Target Premium.

The term “Fixed Account” means an account established by us which accumulates at rates which we will determine and declare from time to time, but which will not be less than 4%. The assets of a Fixed Account are invested in a segment of our General Account. The General Account consists of assets owned by us other than those in the Separate Account.

The term “Fund” means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term “Guaranteed Death Benefit Premium” is as defined in Section 6.

The term “in full force” means that the policy has not lapsed in accordance with Section 7.

The term “indebtedness” means the unpaid balance of a policy loan. As provided in Section 10, the policy loan amount includes accrued interest.

The term “Minimum Initial Premium” means one-quarter of the sum of the Target Premium plus any Rider Premium as shown on page 3. However, if a Monthly Premiumatic or Monthly Employee Consultation billing mode is selected on the application, the “Minimum Initial Premium” shall be equal to one-twelfth of the sum of the Target Premium plus any Rider Premium.

The term “Modal Processing Date” means the first Processing Date of each premium billing interval.

The term “Net Premium” is as defined in Section 5.

The term “Payment” means, unless otherwise stated, payment at our Home Office in Boston, Massachusetts.

The term “Planned Premium” means the amount shown on Page 3.

The term “Policy Year” means (a) or (b) below whichever is applicable:

(a) The first Policy Year is the period beginning on the Date of Issue and ending on the Valuation Date immediately preceding the first Annual Processing Date;

(b) Each subsequent Policy Year is the period beginning on an Annual Processing Date and ending on the Valuation Date immediately preceding the next Annual Processing Date.

The term “Portfolio” means each division of a Fund which has a specific investment objective.

The term “Premium” is as defined in Section 5.

The term “Processing Date” means the first day of a policy month. A policy month shall begin on the day in each calendar month which corresponds to the day of the calendar month on which the Date of Issue occurred. If the Date of Issue is the 29th, 30th, or 31st day of a calendar month, then for any calendar month which has fewer days, the first day of the policy month will be the last day of such calendar month. The Date of Issue is not a Processing Date.

The term “Separate Account”, unmodified, means a separate investment account, established by us pursuant to applicable law, in which you are eligible to invest under this policy.

The term “Subaccount” means a Variable Account or a Fixed Account.

The term “Target Premium” means the amount shown on Page 3.

The term “Valuation Date” means any date on which we are open for business, the New York Stock Exchange is open for trading, and on which the Fund values its shares.

5	V0596A

The term “Valuation Period” means the period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

The term “Variable Account” means each division of a Separate Account which has a specific investment objective. The assets of each Variable Account are invested solely in shares of the corresponding Portfolio of a Fund.

The terms “we”, “us”, and “our” refer only to the John Hancock Variable Life Insurance Company.

The term “written notice” means, unless otherwise stated, a written notice received at our Home Office in Boston, Massachusetts.

The terms “you” and “your” refer only to the Owner of this policy.

4. DEATH BENEFIT

The Death Benefit is payable when the Insured dies while the policy is in full force. The Death Benefit will equal the death benefit of the policy minus any indebtedness on the date of death. We will also deduct any unpaid charges under Section 9. In addition, if the Insured dies during a grace period as described in Subsection A of Section 7, we will also deduct the amount of any unpaid shortfall described in that subsection.

The death benefit of the policy depends on which of the following Options is selected in the application for the policy.

The determination of the death benefit under each of these Options will be affected by withdrawals as described in Section 11.

Option A: Level Death Benefit: The death benefit of the policy is the greater of: (i) the Sum Insured; and (ii) the Account Value on the date of death times the applicable Corridor Factor or Death Benefit Factor, shown in Section 2, and described below.

Option B: Variable Death Benefit: The death benefit of the policy is the greater of: (i) the Sum Insured plus the Account Value on the Date of Death; and (ii) the Account Value on the Date of Death times the applicable Corridor Factor shown in Section 2.

The Total Sum Insured equals the sum of the Basic Sum Insured and any Additional Sum Insured, subject to the provisions on withdrawals in Section 11.

Guaranteed Death Benefit Feature

Payment of the Basic Sum Insured, as shown on Page 3, less any withdrawals, upon the death of the Insured will be guaranteed from the Date of Issue for the Guaranteed Death Benefit period shown on page 3, provided that:

(a)	the funding requirements described in Section 6 continue to be met; and

(b)	the policy is in full force.

5. PAYMENTS

Payments under the policy shall be made only to us at our Home Office. A premium reminder notice for Planned Premiums, as shown in the application for the policy, will be sent to you at the beginning of each payment interval.

When we receive a payment, we first deduct any amount specified as payment of accrued interest on loans then due under Section 11 and any amount specified as loan repayment. The remainder will constitute Premium. We then deduct the State Premium Tax Charge, the Federal DAC Tax Charge, and the applicable Sales Charge. The remainder will constitute Net Premium.

If coverage under the policy takes effect in accordance with the provisions of the application, the following will apply:

(a)	All amounts received prior to the Date of Issue will be processed as if received on the Date of Issue.

(b)	If a payment equal to the Minimum Initial Premium is not received prior to the Date of Issue, a portion of each payment subsequently received wilt be processed as if received on the Date of Issue. Each such portion will be equal to the (i) Minimum Initial Premium minus (ii) all payments previously received. The remainder, if any, of each such payment will be processed as of the date of receipt.

Premiums are payable in advance and a premium receipt will be furnished upon request. Except as provided above, all payments will be processed as of the date of receipt.

You may pay Premiums in an amount other than the Target Premium or the Planned Premium at any time while the policy is in full force. At our option, we may either (i) refuse any premium that causes the policy to be in violation of section 7702 of the IRS Code or any successor provision (unless such premium is necessary to continue coverage), or (ii) require evidence of insurability for such premium.

7	V0796A

6. GUARANTEED DEATH BENEFIT FUNDING REQUIREMENT

If the Guaranteed Death Benefit Feature described in Section 4 is in effect at the Date of Issue, it will only continue to be available if, at all times during the Guaranteed Death Benefit period shown on Page 3, starting with the Date of Issue, the Cumulative Premium Balance equals or exceeds the Guaranteed Death Benefit Premium (“the GDB Premium”) described below.

The annual Guaranteed Death Benefit Premium (“the GDB Premium”) at Date of Issue is shown on Page 3. Thereafter, the GDB Premium shall be revised on any Annual Processing Date on which the policy is amended.

The Guaranteed Death Benefit Modal Premium (“the GDB Modal Premium”) on each Modal Processing Date shall equal the GDB Premium then in effect divided by 12 multiplied by the number of months in the billing interval then in effect.

On each Modal Processing Date we will determine the GDB Premium Target by determining the sum of (a) plus (b) where:

(a)	equals the GDB Modal Premium then in effect; and

(b)	equals the amount of the GDB Modal Premium in effect at Date of Issue plus the sum of all GDB Modal Premiums for all prior Modal Processing Dates combined.

If there are Section 9 charges during the period that the Guaranteed Death Benefit Feature is in effect which remain unpaid, these charges will not be forgiven. Any Net Premium amounts received during this period will first be applied to any outstanding Section 9 charges which are in arrears. Any such charges which remain unpaid at the end of such period will become immediately due and payable, and the provisions of Section 7B will apply.

7. GRACE PERIOD

On any Processing Date the provisions of Subsection A or Subsection B, or both, will apply as described below.

The policy will be tested under the Subsection A grace period provisions on any Processing Date that the Guaranteed Death Benefit Feature is in effect under the policy.

The policy will be tested under the Subsection B grace period provisions on any Processing Date that there is an Additional Sum Insured in effect under the policy or there is not a Guaranteed Death Benefit Feature in effect under the policy.

A.	If the Guaranteed Death Benefit Feature is in effect:

On each Modal Processing Date, we will compare the Cumulative Premium Balance at the end of the immediately preceding Valuation Date to the GDB Premium Target as of that Valuation Date. If, on any such Modal Processing Date, the Cumulative Premium Balance is less than the GDB Premium Target, which is then applicable, then the Guaranteed Death Benefit Feature will be deemed to be in default as of such Processing Date.

The amount by which the GDB Premium Target exceeds the Cumulative Premium Balance is the “GDB Shortfall”. In order to keep the Guaranteed Death Benefit Feature in effect, a GDB Shortfall must be paid within a period which ends on the second Processing Date after the date of default, which period shall be referred to as “the GDB Grace Period”. We will send notice to your last known address at least 31 days before the end of the GDB Grace Period specifying the minimum payment that you must make in order to keep the Guaranteed Death Benefit Feature in effect.

If a payment at least equal to the GDB Shortfall is received before the end of the GDB Grace Period, the Guaranteed Death Benefit Feature will remain in effect under the policy, subject to the requirements described in Sections 4 and 6. Any payment will be processed as of the date of receipt.

If a payment at least equal to the GDB Shortfall is not received by the end of the GDB Grace Period, the Guaranteed Death Benefit Feature will be permanently discontinued, with no possibility for restoration. If such Feature is discontinued, then on the Processing Date on which the GDB Grace Period ends and on each Processing Date thereafter, the provisions of Subsection B of this Section 7 will become applicable.

B.	If there is an Additional Sum Insured in effect or if the Guaranteed Death Benefit Feature has not been elected or has been removed:

On any Processing Date in which either an Additional Sum Insured is in effect or the Guaranteed Death Benefit Feature is not in effect, we will determine whether the total of all unpaid Section 9 charges as of such date are greater than the Account Value minus indebtedness as of such date. If, on any such Processing Date, the Account Value minus indebtedness is less than the total of all Section 9 charges for that Processing Date, there will be a default as of the Processing Date on which such determination is made.

If on such date of default, there is both the Guaranteed Death Benefit Feature in effect and an Additional Sum Insured in effect, then only the Additional Sum Insured will be in danger of discontinuance and the default will be an Additional Sum Insured Default (referred to below as an “ASI Default”). If there is not a Guaranteed Death Benefit Feature in effect, the entire policy will be in danger of lapsing and the default will be a “Policy Default”.

The minimum amount you must pay to cure either type of default is “the Default Payment”. The Default Payment will be equal to a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and the applicable Sales Charge) equals: (i) any and all Section 9 charges unpaid prior to the date of default plus (ii) the total of all Section 9 charges for the date of default and the next two Processing Dates, where the charges for each of the next two Processing Dates are assumed to be equal to such charges on the date of default.

An amount equal at least to the Default Payment must be received within a grace period of 61 days after the date of default. We will send notice to your last known address and to any assignee of record at least 31 days before the end of this grace period specifying whether there is an ASI Default or a Policy Default and the Default Payment which you must make to cure the default.

If a payment at least equal to the Default Payment is received before the end of the grace period, there will no longer be a default. Any payment received will be processed as of the date of receipt at our Home Office. When payment is received, any Section 9 charges which are past due and unpaid will be deducted from the Account Value.

If there is an ASI Default and a payment at least equal to the Default Payment is not received by the end of the grace period, then any Additional Sum Insured will cease to be in effect and will be removed from the policy. If there is a Policy Default and a payment at least equal to the Default Payment is not received by the end of the grace period, then the policy will lapse and will no longer be in full force. Upon a lapse of the policy the remaining Surrender Value, if any, will be paid to the Owner.

If the Insured dies during the Policy Default, and the GDB is not in effect, then we will deduct from the proceeds the Default Payment.

The policy may also lapse due to excess indebtedness in accordance with the terms described in Section 10.

No Rider provisions will be in effect after the policy ceases to be in full force.

8. ACCOUNT VALUE

The Account Value as of the end of any Valuation Period is equal to the sum of (a) through (d), where:

(a)	is equal to the value of the Fixed Account at the end of the Valuation Period. The value in the Fixed Account at the end of a Valuation Period is equal to the value of the Fixed Account at the beginning of the Valuation Period plus the proportion of net premiums and loan repayments allocated to it during the period, plus any amounts transferred to it and interest credited to it during the period, minus the proportion of Section 9 charges, as described below, partial withdrawals, and loans deducted from it and amounts transferred from it during the period. The value of the Fixed account will accrue interest daily at an effective annual rate of at least 4%.

(b)	is equal to the value of each Variable Account as of the end of the Valuation Period, equal to the number of shares in each Variable Account at the end of the Valuation Period multiplied by the unit value of each Variable Account at the end of the Valuation Period.

(c)	is equal to the amount of any Loan Assets, equal to the total of all loans advanced plus interest on each loan accrued daily at an effective annual rate at least equal to (i) the policy loan interest rate less .75% for Policy Years 1-20, and (ii) the policy loan interest rate less .25% thereafter, where the policy loan interest rate is calculated in accordance with Section 10, less any loan repayments.

(d)	is equal to any Net Premium received during the Valuation Period that has not yet been allocated to a Subaccount.

9	V0996A

The Account Value on the Date of Issue equals the premium paid less the State Premium Tax, the Federal DAC Tax, and the applicable Sales Charge.

Number of Shares

When transactions are made which affect the Variable Account, dollar amounts are converted to number of shares. The number of shares for a transaction is determined by dividing the dollar amount of the transaction by the unit value as of that date.

The number of shares increases when:

(a)	the proportion of net premiums is credited to the Variable Account.

(b)	transfers from the Fixed Account or other Variable Accounts are credited to that Variable Account.

(c)	the proportion of a loan is repaid to the Variable Account.

The number of shares decreases when:

(a)	a proportion of a loan is taken from that Variable Account.

(b)	a proportion of the charges described in Section 9 is deducted from that Variable Account.

(c)	a proportion of a partial withdrawal is made from that Variable Account.

(d)	a transfer is made from that Variable Account to the Fixed Account or other Variable Account.

Unit Value

The unit value will vary from Valuation Day to Valuation Day to reflect the investment performance of each Variable Account.

The unit value in each Variable Account is $10.00 (ten dollars) on the first Valuation Day for the Variable Account. The unit value on any subsequent Valuation Day is equal to its value on the preceding Valuation Day multiplied by the Net Investment Factor for that Variable Account for that Valuation Period.

Net Investment Factor

The Net Investment Factor is determined for each Variable Account for each Valuation Period. The Net Investment Factor equals the amount of investment income and capital gains and losses (realized and unrealized) of the Variable Account for taxes paid, divided by the total assets of the Variable Account at the beginning of the Valuation Period plus 1.0 minus the Mortality and Expense Risk Charge for the Valuation Period.

9. CHARGES

On the Date of Issue and on every Processing Date, we will deduct, in order, each of the charges (a) through (f) from the Account Value at the end of the immediately preceding day, where:

(a)	is the applicable Sales Charge;

(b)	is the Administrative Charge;

(c)	is the sum of the charges for Riders which are part of the policy, if applicable;

(d)	is the sum of all charges for ratings, if applicable;

(e)	is the Issue Charge, if any; and

(f)	is the Cost of Insurance.

The Cost of Insurance on the Date of Issue or on any Processing Date, as the case may be, is an amount equal to the applicable Applied Monthly Rate divided by 1,000, multiplied by the Net Amount at Risk on the Date of Issue or such Processing Date, as the case may be. Each Cost of Insurance charge is deducted in advance of the insurance coverage to which it applies.

The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

(a)	is the Account Value at the end of the immediately preceding Valuation Period less all charges due on the Date of Issue or Processing Date;

(b) (i)	is the Sum Insured divided by 1.0032737 for death benefit option A; or

(ii)	is the Sum Insured divided by 1.0032737 plus the Account Value for death benefit option B; and

(c) (i)	is the amount defined in (a) multiplied by the applicable Corridor Factor or Death Benefit Factor as shown in Section 2 for death benefit option A; or

(ii)	is the amount defined in (a) multiplied by the applicable Corridor Factor as shown in Section 2 for death benefit option B.

The Applied Monthly Rates are the actual rates used to calculate the Cost of Insurance. We will determine the Applied Monthly Rates to be used for this policy. The Applied Monthly Rates will be based on our expectations of future mortality experience. They will be reviewed at least once every 5 Policy Years. Any change in Applied Monthly Rates will be made on a uniform basis for insureds of the same sex, Issue Age, and premium class, including smoker status, and whose policies have been in force for the same length of time.

10. LOANS

You may borrow money from us on receipt at our Home Office of a completed form satisfactory to us assigning the policy as the only security for the loan.

Loans may be made if a Loan Value is available. Each loan must be for at least $1,000. We may defer loans as provided by law or as provided in Section 21.

The Loan Value while the policy is in full force will be an amount equal to (i) 90% of the Variable Account portion, if any, of the Account Value, plus (ii) 100% of the Fixed Account portion, if any, of the Account Value. Values will be determined, subject to the “Deferral of Determinations and Payments” provision, at the end of the day of receipt of the loan application at our Home Office occurs.

The effective annual rate of Loan Interest for years 1-20 is 4.75%. The effective annual rate of Loan Interest for years 21 and after is 4.25%. The Loan Interest will accrue daily and will be payable on each Annual Processing Date and on the date the loan is settled. Accrued interest will be added to the loan daily and will bear interest from that date at the same rate. Interest may be paid in advance at the equivalent effective rate.

A loan may be repaid in full or in part at any time before the Insured’s death, and while the policy is in full force.

When excess indebtedness occurs, the policy will terminate on the 31st day after the Notice Date occurs if such excess has not been repaid by that date. “Excess indebtedness” is the amount, if any, by which indebtedness exceeds an amount equal to the Account Value. “Notice Date” is the date on which notice of Excess indebtedness is mailed to you and any assignee of record with us at the address last known to us.

11	V1196A

When a loan is made, the amount of the loan will be transferred to Loan Assets. The amount of the loan transferred will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such loan is made. Upon loan repayment, Loan Assets will be reduced by the amount of the repayment. The same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the current Subaccount Investment Option.

Loan Assets are the total of all loans advanced plus interest credited on each loan amount from the date of the loan at a rate at least equal to (i) the policy loan interest rate less .75% for Policy Years 1-20 and (ii) the policy loan interest rate less .25% for all other Policy Years.

11. SURRENDERS AND WITHDRAWALS

We will determine the Surrender Value of the policy if the Insured is then alive, subject to Section 21, and if the policy is in full force. The policy will terminate as of the Surrender Date. The Surrender Date is the end of the day in which we have received at our Home Office (i) written notice requesting full surrender of the policy, and (ii) the surrendered policy.

While the policy is in full force, the Surrender Value will be an amount equal to the Account Value less any indebtedness.

When the policy ceases to be in full force under Subsection B of Section 7, we will pay the Surrender Value, if any, to you.

You may request a withdrawal of part of the Surrender Value in accordance with our rules then in effect. The amount of the withdrawal will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such withdrawal is made. For each withdrawal, we reserve the right to make a charge to the Account Value of an amount not to exceed $20. Each withdrawal must be at least $1,000.

All amounts withdrawn will be subtracted from the Cumulative Premium Balance as described in Section 6 and will also be subtracted from your Account Value. Further, your death benefit will be affected as provided below.

With respect to determining the death benefit under Option A, the Total Sum Insured will be reduced by the total of all withdrawals other than any Terminated ASI Withdrawal Amounts. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

With respect to determining the death benefit under Option B, the death benefit will only be affected to the extent that the Account Value will be reduced by all amounts withdrawn. However, withdrawals will not affect the Total Sum Insured. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

With respect to determining the death benefit under the Guaranteed Death Benefit Feature, the Basic Sum Insured will be reduced by the total of all withdrawals other than any Terminated ASI Withdrawal Amounts. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

Terminated ASI Withdrawal Amounts are any withdrawals made while there is an Additional Sum Insured in effect which is later discontinued under the policy because a timely default payment has not been made in connection with an ASI Default as described in Subsection B of Section 7. Under no circumstances may the total of Terminated ASI Withdrawal Amounts exceed the Additional Sum Insured in effect at the time the Additional Sum Insured is discontinued under Subsection B of Section 7.

12. BASIS OF COMPUTATIONS

Minimum surrender values, reserves and net single premiums referred to in the policy, if any, are computed on the basis of the Commissioners 1980 Standard Ordinary Mortality Tables with percentage ratings, if applicable, and based on the underwriting class and smoking status of the Insured on the Date of Issue. The computations are made using interest at the rate of 4% a year and using continuous functions.

The Account Value while the policy is in full force is computed as described in Section 8. A detailed statement of the method of computation of values has been filed with insurance supervisory officials of the jurisdiction in which this policy has been delivered. The values are not less than the minimum values under the law of that jurisdiction.

Any values, reserves and premiums applicable to any provision for an additional benefit shall be specified in the provision and have no effect in determining the values available under the provisions of this Section 12.

13. SEPARATE ACCOUNT AND FIXED ACCOUNT

We will allocate Net Premiums, other credits, and charges to the Variable Accounts and the Fixed Account in accordance with Section 14. We will allocate a proportional share of the investment results of the Variable Accounts to your policy. We will make a Valuation Period Mortality and Expense Risk Charge in accordance with the policy Specifications Section. We reserve the right to increase this rate at any time; however, it shall never exceed the maximum amount shown in the policy Specifications Section. We also reserve the right to make a charge for any applicable income taxes.

The assets of the Variable Accounts will be invested in shares of corresponding Portfolios of a Fund. The Portfolios will be valued at the end of each Valuation Period at a fair value in accordance with applicable law. We will deduct liabilities attributable to a Variable Account when determining the value of a Variable Account. The Variable Accounts available on the Date of Issue of this policy are shown in the Prospectus for this policy, along with any investment management fees associated with the corresponding Portfolios. Actual expense and mortality results shall not adversely affect the dollar amount of the variable benefits.

The assets of the Separate Account are the property of the Company. They shall be available to cover liabilities of our general account only to the extent that the assets of the Separate Account exceed the liabilities of the Separate Account arising under the variable life insurance policies supported by the Separate Account.

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of policies such as this or would be appropriate in carrying out the purposes of such policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

13	V1396A

Examples of the changes we may make include the following:

(a)	To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

(b)	To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

(c)	To transfer any assets in a Variable Account to another Variable Account; or to add, combine or remove Subaccounts.

(d)	To substitute, for the investment company stock held in any Portfolio, another class of stock of the investment company or the stock of another investment company or any other investment permitted by law.

(e)	To make any other necessary technical changes in this policy in order to conform with any action this provision permits us to take.

If any of these changes results in a material change in the underlying investments of Variable Accounts to which the reserves for this policy are allocated, we will notify you of such change. You may then make a new election under the Subaccount Investment Option and the Variable Account Transfer Provision.

14. ALLOCATION TO SUBACCOUNTS

On the Date of Issue and during the first 19 days after the Date of Issue, Net Premiums will be invested in the Money Market Subaccount. On the 20th day after the Date of Issue, we will reallocate the amount in the Money Market Subaccount in accordance with the Subaccount Investment Option, as chosen by you and shown in the application for this policy. We will then allocate future Net Premiums and other credits among the Subaccounts in accordance with this Subaccount Investment Option. You may elect to change the Subaccount Investment Option at any time. A change will be effective on the day in which we receive notice satisfactory to us; however, fund transfers will not be made if the policy is in a grace period. We reserve the right to impose limits on the number and frequency of such changes. The minimum percentage that may be allocated to any Subaccount and the maximum number of Subaccounts in which assets may be held will be subject to our administrative rules in effect at the time of election. We will allocate any charges under Section 9 among the applicable Subaccounts in proportion to the value of your policy investment in each Subaccount on the date of the charge.

Variable Account Transfer Provision

You may elect to transfer assets held in the Variable Accounts to any Subaccount without charge. We reserve the right to impose limits on the number and frequency of such transfers. A transfer will be effective on the day on which we receive notice satisfactory to us.

Fixed Account Transfer Provision

Subject to the limitations below, you may elect by notice satisfactory to us to transfer without charge part or all of the assets in a Fixed Account to any Subaccount, in the manner described below. Except as provided in Section 15, such a transfer will be permitted only once during the period beginning 60 days before each policy anniversary and ending 30 days after such anniversary. If notice is served on or before the anniversary, the transfer will be effective on the anniversary date. If notice is received after the anniversary, the transfer will be effective on the day we receive the notice. The maximum transfer amount is 20% of the Fixed Account Assets, or $500, if greater. We may defer the transfer for up to 6 months after your election would be effective.

15. INVESTMENT POLICY CHANGE

The investment policy of the Portfolios shall not be materially changed unless a statement of the change is filed with, and not disapproved by, the Insurance Commissioner of Massachusetts. In the event of such a change in investment policy, and while this policy is in full force you may elect a transfer in accordance with Section 14 within 60 days after (i) the effective date of the material change or (ii) the receipt of a notice of the available options, whichever is later. No charge will be made for any such transfer (regardless of the number of transfers previously made). Any such transfer will be effective as of the day we receive the notice. If required, any statement of material change filed with the Insurance Commissioner of Massachusetts will be filed with the insurance supervisory officials of the jurisdiction in which this policy is delivered.

16. ANNUAL REPORT TO OWNER

While the policy is in full force, we will furnish annually to the Owner a statement which shows:

(a)	The Death Benefit, in connection with the Death Benefit Option elected, Guaranteed Death Benefit, and Account Value as of the date of the report;

(b)	Payments received and charges made since the last report;

(c)	Withdrawals since the last report; and

(d)	Loan information.

We will furnish other reports if required by law or regulation. Upon request, a projection of future values will be provided.

17. REINSTATEMENT

If there is a Policy Default under Subsection B of Section 7, it may be reinstated within 3 years after the beginning of the grace period.

The date of reinstatement is the date as of which all 4 requirements below have been satisfied:

(1)	Written application for reinstatement.

(2)	Production of evidence of insurability satisfactory to us.

(3)	We have received a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and applicable Sales Charges) is at least equal to the sum of (i) all unpaid charges described in Section 9, plus interest on each such charge from the date due to and including the date of reinstatement at an annual effective rate of 6%, compounded annually, plus (ii) the total of all Section 9 charges for the three Processing Dates next following the date of reinstatement, where the charges for each of the next three Processing Dates are assumed to be equal to such charges on the date of default.

(4)	Our approval of items (1) through (3).

On the date of reinstatement (i) the death benefit of the policy will be the same as if no lapse had occurred and (ii) the policy will have indebtedness equal to any indebtedness at the end of the day immediately preceding the date of reinstatement.

The Account Value on the date of reinstatement will be the amount specified in (3) above, (i) less the sum of all Section 9 charges that would have been made from the date of lapse to the date of reinstatement if the policy had not lapsed, (ii) less interest on each such charge at an effective annual rate of 6% from the date such charge would have been due to the date of reinstatement.

18. OWNER AND BENEFICIARY

The Owner and the Beneficiary will be as shown in the application unless you change them or they are changed by the terms of this provision.

You shall have the sole and absolute power to exercise all rights and privileges without the consent of any other person unless you provide otherwise by written notice.

If there is no surviving Beneficiary upon the death of the Insured, you will be the Beneficiary, but if you were the Insured, your estate will be Beneficiary.

While the Insured is alive, you may change the Owner and Beneficiary by written notice.

15	V1596A

You may also revoke any change of Owner prior to its effective date by written notice. No change or revocation will take effect unless we acknowledge receipt on the notice. If such acknowledgment occurs, then (i) a change of Beneficiary will take effect on the date the notice is signed, and (ii) a change or a revocation of Owner will take effect as of the date specified in the notice, or if no such date is specified, on the date the notice is signed. A change or revocation will take effect whether or not you or the Insured is alive on the date we acknowledge receipt. A change or revocation will be subject to the rights of any assignee of record with us and subject to any payment made or other action taken by us before we acknowledge receipt.

19. INTEREST ON PROCEEDS

We will pay interest on proceeds paid in one sum in the event of the Insured’s death from the date of death to the date of payment. The rate will be the same as declared for Option 1 in Section 28, Settlement Provisions.

20. TRANSFER OF ASSETS TO FIXED ACCOUNT

At any time you may elect to transfer all assets held in the Variable Account to the Fixed Account. No charge will be made for such transfer, regardless of the number of transfers previously made.

21. DEFERRAL OF DETERMINATIONS AND PAYMENTS

During any period when the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the Securities and Exchange Commission (“the SEC”) has determined that a state of emergency exists which may make payment impractical, or the SEC by order permits postponement for the protection of our policyholders, we reserve the right to do the following:

(1)	To defer determination of the Account Value, and if such determination has been deferred, to defer:

(a)	determination of the values for a loan as of the end of the day we receive the loan application at our Home Office, and payment of the loan; and

(b)	payment or application of any Death Benefit in excess of the Guaranteed Death Benefit, if elected.

(2)	To defer determination, application, processing, or payment of a Surrender Value or any other policy transaction dependent upon Account Value.

A deferral, as described above, will be applicable only if any portion of the Account Value is invested in a Variable Account.

We reserve the right to defer payment of the Surrender Value from the Fixed Account for a period of six months.

Except as provided in this provision we will make payment of the Death Benefit, any Surrender Value, any withdrawal, or any loan amount within 7 days of the date it becomes payable.

22. CLAIMS OF CREDITORS

The proceeds and any income payments under the policy will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

23. ASSIGNMENT

Your interest in this policy may be assigned without the consent of any revocable Beneficiary. Your interest, any interest of the Insured and of any revocable Beneficiary shall be subject to the terms of the assignment.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Home Office. We assume no responsibility for the validity or sufficiency of any assignment.

24. INCONTESTABILITY

This policy, except any provision for a disability benefit, shall be incontestable after it has been in force during the lifetime of the Insured for 2 years from its Date of Issue, except for nonpayment of premium. However, with respect to any reinstatement of the policy or any addition of a supplemental benefit or rider, we will not contest the validity of the change or reinstatement after it has been in effect, during the Insured’s life, for 2 years.

25. MISSTATEMENTS

If the age or sex of the Insured has been misstated, we will adjust the Basic Sum Insured, the Additional Sum Insured, and every other benefit to that which would have been purchased at the correct age or sex by the most recent Cost of Insurance charge deducted under Section 9.

26. SUICIDE EXCLUSION

If the Insured commits suicide, white sane or insane, within 2 years from the Date of Issue, the policy will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any indebtedness on the date of death and less any withdrawals under Section 11. If the Insured commits suicide, while sane or insane, after 2 years from the Date of Issue and within 2 years from the effective date of any increase in the Death Benefit resulting from any payment of Premium we are authorized to refuse under Section 5, the benefits payable under the policy will not include the amount of such Death Benefit increase but will include the amount of such Premium.

27. THE CONTRACT

The written application for the policy is attached at issue. The entire contract between the applicant and us consists of the policy, such application, and any riders and endorsements. However, additional written requests for policy changes or acceptance of excess payment under Section 5 may be submitted to us after issue and such additional requests may become part of the policy. All statements made in any application shall, in the absence of fraud, be deemed representations and not warranties. We will use no statement made by or on behalf of the Insured to defend a claim under the policy unless it is in a written application.

Policy Years, policy months, and policy anniversaries are measured from the Date of Issue.

Any reference in this policy to a date means a calendar day ending at midnight local time at our Home Office.

An exchange of this policy for a new policy on a different plan may be made by agreement between you and us in accordance with our published rules in effect at the Date of Issue.

We reserve the right to make any changes necessary in order to keep this policy in compliance with any changes in federal or state tax laws. Other changes in this policy may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of the policy, or to extend credit or to make an agreement for us.

17	V1796A

28. SETTLEMENT PROVISIONS

Optional Methods of Settlement

In place of a single payment, an amount of $1,000 or more payable under the policy as a benefit or as the Surrender Value, if any, may be left with us, under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the choice of any one of the options below, or any additional options we, in our sole discretion, may make available after issue. We shall at least annually declare the rate of interest or amount of payment for each option. Such declaration shall be effective until the date specified in the next declaration.

Option 1—Interest income at the declared rate but not less than 3.5% a year on proceeds held on deposit. The proceeds may be paid or withdrawn in whole or in part at any time as elected.

Option 2A—Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds plus interest is paid in full. We will credit interest on unpaid balances at the declared rate but not less than 3.5% a year.

Option 2B— Income for a Fixed Period with each payment as declared but not less than that shown in the Table for Option 2B.

Option 3— Life Income with Payments for a Guaranteed Period, with each payment as declared but not less than that shown in the Table for Option 3. If the Payee dies within that period, we will pay the present value of the remaining payments. In determining present value, we will use the same interest rate used to determine the payments for this option.

Option 4— Life Income without Refund at the death of the Payee of any part of the proceeds applied. The amount of each payment shall be as declared but not less than that shown in the Table for Option 4.

Option 5— Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made. The amount of each payment shall be as declared but not less than that shown in the Table for Option 5.

You may choose an option by written notice to us: (a) while the Insured is alive; and (b) before the proceeds become payable. If you have made no effective choice, the Payee may make one by written notice within: (a) 6 months after the death of the Insured; or (b) 2 months after the date on which the proceeds, if any, are payable in any case except death.

No choice of an option may provide for payments of less than $50.00. The first payment will be payable as of the date the proceeds are applied, except that under Option 1 it will be payable at the end of the first payment interval.

The Payee under an option shall be the Insured, if living, and otherwise the Beneficiary.

No option may be chosen without our consent if the proceeds are payable: (1) in any case, except death, before the policy has been in force on the same plan for at least 5 years; or (2) in any case to an executor, administrator, trustee, corporation, partnership, association, or assignee.

A Payee may, by written notice, name and change a Contingent Payee to receive any final amount that would otherwise be payable to the Payee’s estate.

Table for Settlement Options 2B, 3,4, and 5
(Monthly payments for each $1,000 of proceeds applied)

Option 2B Income for a Fixed Period		Age of Payee at Birthday Nearest Date of First Payment	Option 3 Life Income with Guaranteed Period		Option 4 Life Income without Refund	Option 5 Life Income with Cash Refund
Period of Years	Payment		10 Years	20 Years
1	84.46	40	3.53	3.50	3.54	3.46
2	42.86	41	3.57	3.54	3.58	3.50
3	28.99	42	3.62	3.58	3.63	3.54
4	22.06	43	3.66	3.62	3.68	3.58
5	17.91	44	3.77	3.66	3.73	3.62
6	15.14	45	3.76	3.71	3.78	3.66
7	13.16	46	3.82	3.75	3.83	3.71
8	11.68	47	3.87	3.80	3.89	3.75
9	10.53	48	3.93	3.85	3.95	3.80
10	9.61	49	3.99	3.90	4.02	3.85
11	8.86	50	4.05	3.95	4.08	3.91
12	8.24	51	4.12	4.01	4.15	3.96
13	7.71	52	4.19	4.06	4.22	4.02
14	7.26	53	4.26	4.12	4.30	4.08
15	6.87	54	4.34	4.18	4.38	4.15
16	6.53	55	4.42	4.24	4.47	4.21
17	6.23	56	4.50	4.31	4.56	4.28
18	5.96	57	4.59	4.37	4.66	4.36
19	5.73	58	4.69	4.44	4.76	4.44
20	5.51	59	4.79	4.50	4.87	4.52
21	532	60	4.89	4.57	4.99	4.60
22	5.15	61	5.00	4.64	5.11	4.69
23	4.99	62	5.12	4.71	5.25	4.78
24	4.84	63	5.24	4.77	5.39	4.88
25	4.71	64	5.37	4.84	5.54	4.99
26	4.59	65	5.50	4.91	5.70	5.09
27	4.47	66	5.64	4.97	5.87	5.21
28	4.37	67	5.79	5.03	6.06	5.33
29	4.27	68	5.94	5.09	6.26	5.46
30	4.18	69	6.10	5.14	6.47	5.59
Annual, Semi-annual,		70	6.27	5.19	6.69	5.73
or quarterly		71	6.44	5.24	6.94	5.88
payments under		72	6.61	5.28	7.20	6.04
Option 2B are		73	6.79	5.32	7.48	6.20
11.839, 5.963, and		74	6.98	5.36	7.79	6.38
2.993 respectively times the monthly payments.
		75	7.16	5.38	8.11	6.56
		76	7.35	5.41	8.47	6.75
		77	7.54	5.43	8.84	6.96
		78	7.72	5.45	9.25	7.17
		79	7.91	5.46	9.69	7.39
		80	8.08	5.48	10.17	7.64
		81	8.25	5.49	10.68	7.88
		82	8.41	5.49	11.23	8.13
		83	8.56	5.50	11.82	8.43
		84	8.71	5.50	12.46	8.70
		85 & over	8.83	5.51	13.14	8.99
		Options 3, 4 and 5 are available only at the ages as shown.

19	V1996A

Communications about this policy may be sent to the Company at John Hancock Place, Boston, Massachusetts 02117.

Variable Life Insurance policy

Flexible Premiums

Death Benefit payable at death of Insured

Not eligible for dividends

Benefits and premiums and the policy class are shown in the Specifications Section of the policy.

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Death Benefit while the policy is in full force during the Guaranteed Period shown on Page 3, measured from the Date of Issue, provided premiums are paid and other conditions are met as described in Sections 4 and 6.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, the policy shall be deemed void from the beginning. Any premium paid on this policy will be refunded within 10 days after timely receipt from the Owner of appropriate written notice (including the surrendered policy, if it has been delivered) exercising the rights described above.

Form MVLII96	VBP96A	Printed in U.S.A.